SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                        Salem Corporation
_________________________________________________________________
                        (Name of Issuer)

                  Common Stock, $0.50 par value
_________________________________________________________________
                 (Title of Class of Securities)

                            79409910
_________________________________________________________________
                         (CUSIP Number)

                         Richard H. Rowe
1233 - 20th Street, N.W., Washington, D.C.  20036  (202) 416-6820
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                       September 30, 1996
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1
(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Page 1 of 6 Pages

CUSIP No. 79409910             13D           Page 2 of 6 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     George H. Heyman, Jr., as Voting Trustee

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)
3    SEC USE ONLY

4    SOURCE OF FUNDS*

          NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

          -0-

8    SHARED VOTING POWER

          -0-

9    SOLE DISPOSITIVE POWER

          -0-

10   SHARED DISPOSITIVE POWER

          -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

          -0-

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*





13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          0%

14   TYPE OF REPORTING PERSON*


          IN

 Item 1.  Security and Issuer

          Common Stock, $0.50 par value
          ("Common Stock")
          Salem Corporation
          (the "Company")
          Box 2222
          Pittsburgh, PA  15230

Item 2.  Identity and Background

     (a)       George H. Heyman, Jr., as Voting Trustee

     (b)       625 Madison Avenue
               New York, New York  10022

     (c)       Advisory Director
               Lehman Brothers
               625 Madison Avenue
               New York, New York  10022

     (d)(e)    Mr. Heyman has not been the subject
               of any of the types of legal
               proceedings specified in Items 2(d)
               and (e).

This Amendment No. 3 amends Item 5 of this Statement on Schedule
13D.

5.   Interest in Securities of the Issuer

          At a special meeting held on September 26, 1996, the shareholders of the Company approved a merger (the "Merger") of the Company with Salem Group, Inc., in which the shareholders of Company, including Victor Posner, received $25 a share in cash and their shares were cancelled. In accordance with the orders of the Court, the Voting Trustee had directed that the Custodian vote the Shares of Common Stock of the Company in proportion to the votes of the other shareholders Company.

          By letter dated September 4, 1996, to the Voting Trustee, counsel for Victor Posner requested that the Custodian execute a Consent (the "Consent") to permit Mr. Posner to exercise rights as a dissenting shareholder to the Merger. By letter dated September 5, 1996, to counsel for Mr. Posner, counsel to the Voting Trustee advised that the Voting Trustee believed that it would be inconsistent with the Supplemental order of the Court to direct the Custodian to execute the Consent without further order of the Court. By letter dated
September 16, 1996, counsel for Mr. Posner requested that the Court order the Voting Trustee to forward the Consent to the Custodian for execution. By letter to the Court dated September 17, 1996, counsel for the Securities and Exchange Commission opposed that request. By letter dated September 17, 1996, the Court rejected that request.

          The Voting Trustee understands that the Merger was consummated on September 27, 1996. The consideration for Mr. Posner's Shares held in the Voting Trust, $22,940,825, was paid into the Voting Trust on September 30, 1996, and the Voting Trustee instructed the Custodian to pay out those funds to an account of Mr. Posner by wire transfer pursuant to the instructions of his attorneys. The Voting Trustee also requested Mr. Posner, through his attorneys, to return the Voting Trust Certificates representing his Shares to the Custodian for cancellation and directed the Custodian, upon receipt of those Voting Trust Certificates, to cancel them and to reflect them as retired on the records of the Voting Trust maintained by the Custodian. On October 1, 1996, the Voting Trustee received written assurances from Mr. Posner's counsel that, upon payment of the funds to Mr. Posner's account, neither he nor any other person would have an interest in the Voting Trust Certificates and the funds were transferred to Mr. Posner's account. Accordingly, there are no shares of the Common Stock of the Company subject to the Voting Trust.

                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement, as amended, is true, complete and correct.

Date:     October 3, 1996

Signature:  /s/ George H. Heyman, Jr.
Name/Title:  George H. Heyman, Jr.,
             as Voting Trustee